SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________ IN THE MATTER OF ENERGY EAST CORPORATION File No. 70-9609 (Public Utility Holding Company Act of 1935) ______________________________________	CERTIFICATE PURSUANT TO RULE 24

     This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East in File No. 70-9609 were authorized by Order of the Securities and Exchange Commission (the "Commission") dated January 28, 2003 (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act for the period April 1, 2004, through June 30, 2004.

(a)	The sales of any Common Stock or Preferred Securities by Energy East and the purchase price per share and the market price per share at the date of the agreement of sale: None
(b)

The total number of shares of Common Stock issued or issuable under options granted during the quarter under Energy East's dividend reinvestment plan and employee benefit plans or otherwise, including any plans subsequently adopted:

Under the Investors Services Program, 231,386 shares of Energy East common stock were issued. Under employee benefit plans, 15,086 shares of Energy East common stock were purchased in the open market; under the Restricted Stock Plan no shares of Energy East common stock were issued out of treasury stock; under options granted during the quarter no shares of Energy East common stock became issuable during the quarter.

(c)

If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

None

(d)

The name of the guarantor and of the beneficiary of any guaranteed note, Energy East Guaranty, Intermediate Holding Company Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty:

				Terms
	Guarantor	Beneficiary	Amount	Start Date	Expiration Date	Purpose
	Energy East Corporation	BP Energy Co, BP Canada Energy Marketing Co & BP Canada Energy Co.	$2,500,000(1)	06/30/04	06/30/05	Gas Sales
	Energy East Corporation	PPL Gas Utilities Corporation	$100,000	06/30/04	06/30/05	Gas Purchases
	Energy East Corporation	Yankee Gas Services Company	$115,000	06/30/04	06/30/05	Gas Purchases
	Energy East Corporation	New York Independent System Operator	$11,000,000	06/04/04	06/05/05	Collateral for electricity purchases
	Energy East Corporation	Citibank, N.A.	$20,000,000	05/14/04	Ongoing	Letter of Credit
	Energy East Corporation	Portland Natural Gas Transmission System	$10,000	04/09/04	03/31/05	Interruptible Transportation Agreement
	Energy East Corporation	GAXT Technology Services Corporation	$57,384	04/20/04	03/31/07	Leased Equipment
	RGS Energy Group, Inc.	National Fuel Gas Distribution Corporation	$500,000	04/07/04	05/31/05	Gas Sales

(1)  Guarantee was an amendment, which extended the expiration date to the date shown.
(e)	The amount and terms of any Debentures issued during the quarter: None
(f)	The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52: None
(g)

The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

In May 2004 New York State Electric & Gas Corporation (NYSEG) entered into forward starting swaps on three adjustable-rate pollution control notes to fix the interest rates on the anniversary dates of the notes. NYSEG will receive the Bond Market Association Municipal Swap rate, an indexed floating rate, and pay fixed rates on the notional amounts as follows: 4.387% on $60 million (anniversary date March 15, 2005), 4.330% on $30 million (anniversary date October 15, 2004) and 4.390% on $42 million (anniversary date December 1, 2004).

(h)	The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter: None
(i)	A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing: None
(j)

The amount and terms of any Short-Term Debt issued by Energy East during the quarter:

Energy East issued short-term debt in the form of bank credit facility and commercial paper during the quarter ranging from $3.5 million to $50.5 million, at interest rates ranging from 1.07% to 1.15%, and with a maximum amount outstanding of $159.6 million.

(k)

The amount and terms of any Short-Term Debt issued by any Utility Subsidiary during the quarter:

Rochester Gas and Electric Corporation (RG&E) issued short-term debt in the form of a bank credit facility during the quarter for $100.0 million, at interest rate of 2.13%, and with a maximum amount outstanding of $100.0 million.

NYSEG issued commercial paper during the quarter ranging from $0.5 million to $15.1 million, at interest rates ranging from 1.08% to 1.50%, and with a maximum amount outstanding of $27.8 million.

Central Maine Power Company (CMP Co) issued short-term debt in the form of a bank credit facility during the quarter ranging from $4.0 million to $15.0 million, at an interest rates ranging from 1.60% to 2.10%, and with a maximum amount outstanding of $29.0 million.

Berkshire Gas Company issued short-term debt in the form of a bank credit facility during the quarter for $3.0 million, at interest rates of 2.09%, and with a maximum amount outstanding of $10.0 million.

(l)	The amount and terms of any Short-Term Debt issued by any Intermediate Holding Company during the quarter: None
(m)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter of each company, including Energy East, that has engaged in jurisdictional financing transactions during the quarter:

Consolidated balance sheet of Energy East as of June 30, 2004, included in Energy East's Form 10-Q for the quarter ended June 30, 2004, File No. 1-14766 and incorporated by reference.

Balance sheet of NYSEG as of June 30, 2004, included in NYSEG's 10-Q for the quarter ended June 30, 2004, File No. 1-3103-2 and incorporated by reference.

Consolidated Balance sheet of CMP Co as of June 30, 2004, included in CMP Co's 10-Q for the quarter ended June 30, 2004, File No. 1-5139 and incorporated by reference.

Balance sheet of Berkshire Gas Company as of June 30, 2004, filed confidentially pursuant to Rule 104.

(n)

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary:

Capital structure tables of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(o)

A retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter:

Retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(p)

The amount of any tax credit or loss carryover generated by Energy East during the preceding taxable year as a result of interest expense on Acquisition Debt and Previous Acquisition Debt:

Energy East's filing of its 2002 consolidated federal and state income tax returns did not produce any tax credit or loss carryovers as a result of either interest expense on Acquisition Debt or Previous Acquisition Debt.

(q)

A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of Energy East's interest costs and any assumptions used in the calculations:

The description of how the income tax credit and/or income tax liability was calculated and allocated, showing all of Energy East's interest costs was filed confidentially pursuant to Rule 104 for the quarter ended September 30, 2003. That information did not change for the quarter ended June 30, 2004.

(r)

A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit:

Energy East has allocated its 2002 combined tax liability and credits to its subsidiaries and affiliates in accordance with the Tax Sharing Agreement that was approved by the Securities and Exchange Commission.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

August 27, 2004	Energy East Corporation By: /s/Robert D. Kump Name: Robert D. Kump Title: Vice President, Treasurer & Secretary